File No. 001-13252
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the plan year ended March 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
McKesson Corporation Profit-Sharing Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
McKesson Corporation
McKesson Plaza
One Post Street, San Francisco, CA 94104
Telephone (415) 983-8300

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN

Item	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS as of and for the Years Ended March 31, 2006 and 2005:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

SUPPLEMENTAL SCHEDULE AS OF MARCH 31, 2006:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	12-17

EXHIBITS:

23.1 Consent of Independent Registered Public Accounting Firm
EXHIBIT 23.1
     All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
McKesson Corporation Profit-Sharing Investment Plan
San Francisco, California
     We have audited the accompanying statements of net assets available for benefits of the McKesson Corporation Profit-Sharing Investment Plan (the “Plan”) as of March 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
Deloitte & Touche LLP
San Francisco, California
September 27, 2006

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2006 AND 2005 (IN THOUSANDS)

	2006			2005
	Participant	Non-Participant		Participant	Non-Participant
	Directed	Directed	Plan Total	Directed	Directed	Plan Total
ASSETS:
Cash and cash equivalents:
Allocated	$	$2,997	$2,997	$	$922	$922
Unallocated		117	117		184	184

Total cash and cash equivalents	—	3,114	3,114	—	1,106	1,106

Investments:
Mutual funds and brokerage link	550,418		550,418	392,079		392,079
Common/ collective trusts	220,347		220,347	211,360		211,360
Separately managed accounts	162,652		162,652	145,693		145,693
Funds held in insurance companies	113,602		113,602	111,371		111,371
Participant loans	19,786		19,786	18,268		18,268
McKesson Corporation common stock:
Allocated		437,711	437,711		336,090	336,090
Unallocated		95,754	95,754		103,631	103,631
Employee stock fund	53,253		53,253	36,354		36,354

Total investments	1,120,058	533,465	1,653,523	915,125	439,721	1,354,846

Receivables:
Contributions			—		3,064	3,064
Dividends and interest on:
Allocated		511	511		533	533
Unallocated		121	121		173	173
Due from broker for securities sold – allocated		132	132			—

Total receivables	—	764	764	—	3,770	3,770

Total assets	1,120,058	537,343	1,657,401	915,125	444,597	1,359,722

LIABILITIES:
Line of credit – on unallocated stock		3,600	3,600		3,600	3,600
ESOP promissory notes payable – on unallocated stock		20,983	20,983		32,544	32,544
Accrued interest expense – on unallocated stock		909	909		1,421	1,421
Accrued other		1,052	1,052		603	603

Total liabilities	—	26,544	26,544	—	38,168	38,168

NET ASSETS AVAILABLE FOR BENEFITS	$1,120,058	$510,799	$1,630,857	$915,125	$406,429	$1,321,554

     See notes to financial statements.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MARCH 31, 2006 AND 2005 (IN THOUSANDS)

	2006			2005
	Participant	Non-Participant		Participant	Non-Participant
	Directed	Directed	Plan Total	Directed	Directed	Plan Total
INVESTMENT INCOME:
Net appreciation in fair value of investments	$106,303	$156,742	$263,045	$45,572	$89,887	$135,459
Dividends and interest	32,589	3,284	35,873	16,563	3,172	19,735

Investment income	138,892	160,026	298,918	62,135	93,059	155,194

CONTRIBUTIONS:
Participants	96,508		96,508	74,290		74,290
Employer		14,261	14,261		23,899	23,899
ERISA litigation settlement proceeds	13,654		13,654			—

Total contributions	110,162	14,261	124,423	74,290	23,899	98,189

DEDUCTIONS:
Benefits paid to participants	83,254	26,923	110,177	69,784	20,530	90,314
Interest expense		2,850	2,850		4,896	4,896
Administrative fees	1,011		1,011	1,047		1,047

Total deductions	84,265	29,773	114,038	70,831	25,426	96,257

INCREASE IN NET ASSETS BEFORE INTERFUND TRANSFERS AND MERGERS	164,789	144,514	309,303	65,594	91,532	157,126
INTERFUND TRANSFERS	40,144	(40,144)	—	24,318	(24,318)	—
TRANSFER OF NET ASSETS FROM OTHER PLANS				10,583		10,583

INCREASE IN NET ASSETS	204,933	104,370	309,303	100,495	67,214	167,709
Net assets at beginning of year	915,125	406,429	1,321,554	814,630	339,215	1,153,845

Net assets at end of year	$1,120,058	510,799	1,630,857	$915,125	$406,429	$1,321,554

     See notes to financial statements.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2006 AND 2005
1. PLAN DESCRIPTION
     The following brief description of the McKesson Corporation Profit-Sharing Investment Plan (the “PSIP” or the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The PSIP is a defined contribution plan covering all persons who have completed two months of service and are regular or part-time employees, or are casual employees who have completed a year of service in which they worked at least 1,000 hours in a year, at McKesson Corporation (the “Company” or “McKesson”) or a participating subsidiary, except employees covered by a collectively bargained pension plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
     Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan.
     The Plan is comprised of Participant Directed and Non-Participant Directed Investments, as described below:
     A Participant Directed Investments
     Contributions – Certain Plan provisions were amended to enable the Plan to qualify as a safe harbor plan as described in Internal Revenue Code sections 401(k) (12) and 401(m) (11). Effective April 1, 2005, participants may make pretax contributions from 1% to 20% of eligible pay, limited to $15,000 for calendar year 2006 and $14,000 for calendar year 2005. Total contributions are limited to the lesser of $44,000 for calendar year 2006 ($42,000 for calendar year 2005) or 100% of taxable compensation per calendar year. Participants 50 years of age or older may also elect to make pretax catch-up contributions of up to 67% of pay, limited to $5,000 for calendar year 2006 and $4,000 for calendar year 2005. Participants may also contribute amounts representing distributions from other qualified plans.
     Prior to April 1, 2005, participants were allowed to make basic contributions ranging from 1%-4% of compensation for employees of McKesson Information Solutions LLC (“MIS”), a subsidiary of the Company and Medical Management Group employees, or 1%-6% for all other Company employees. Participants who made basic contributions of 6% (4% for MIS and Medical Management Group participants) could elect to make supplemental contributions of up to an additional 14% of compensation (16% for MIS and Medical Management Group participants). Additional limits applied to individuals classified as highly compensated employees.
     Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of earnings, and charged with withdrawals and an allocation of losses and administrative expenses. Allocations are based on participant earnings, or account balances, as defined in the Plan document. The participant is entitled to a benefit upon retirement or separation from employment based upon the vested portion of the participant’s account.
     Vesting – Participant contributions and earnings thereon are 100% vested at all times.
     Investment Options – Upon enrollment in the PSIP, a participant may direct contributions in 1% increments to any of the investments within the Plan. The following are descriptions from each fund’s prospectus or fund manager’s report:
•	Standish Mellon Stable Value Fund invests in fixed-income investments issued by life insurance companies and financial institutions. This is a separately managed account, not a mutual fund.
•	Dodge & Cox Large Cap Value Fund invests in the common stock of companies when the fund managers believe the long-term earnings prospects are not reflected in the current price. This is a separately managed account, not a mutual fund.
•	Fidelity Magellan Fund is a growth mutual fund that seeks capital appreciation and normally invests in common stocks.
•	Fidelity Diversified International Fund invests primarily in a diversified portfolio of equity securities of companies located outside of the United States.
•	MFS Institutional Large Cap Growth Fund invests primarily in common stocks, with a goal of long-term capital growth.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2006 AND 2005
•	SSgA Balanced Fund is a custom mix of commingled pools that invests 60% in SSgA S&P 500 Index Fund and 40% in SSgA Bond Index Fund.
•	SSgA Bond Index Fund is a commingled pool that seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.
•	SSgA S&P 500 Index Fund is a commingled pool that invests in stocks in the benchmark S&P 500 Index and attempts to duplicate the investment results of that index.
•	Wellington Management Small Cap Portfolio invests in stocks within the market capitalization range of the Russell 2000 Index. This is a separately managed account, not a mutual fund, which seeks long-term growth by investing in the stocks of small companies.
•	McKesson Corporation Employee Company Stock Fund (the “Employee Stock Fund”) represents shares invested in Company common stock.
•	Mutual Fund Window provides access to approximately 260 mutual fund options from more than 20 investment companies.
•	Brokerage Link provides access to a discount brokerage account which allows participants to develop a self-directed brokerage option. Commissions and transaction fees are charged to the participant’s account. Effective January 1, 2005, Fidelity waived the account maintenance fees.
     Loans – Participants may apply for a loan from the Plan. The total amount owed to the Plan by an individual participant cannot exceed the lowest of 50% of such participant’s vested account balance, $50,000 as adjusted for certain items specified in the Plan document, or the value of the participant’s account attributable to basic, supplemental, catch-up and rollover contributions. The loans bear interest at the then current prime rate of interest at the loan date plus 1%. Contractual interest rates ranged from 5% to 11% in fiscal 2006 and 2005. Loans may be repaid over a period not to exceed 5 years, except for residential loans, which must not exceed a term of 10 years. Principal repayments and interest are paid through payroll deductions. For participants who have been terminated or are on leave and are no longer receiving a paycheck, loan repayments may be made via monthly coupon payments. Participant loans totaled $19,786,000 and $18,268,000 on March 31, 2006 and 2005.
     Payment of Benefits – Participants have the right to receive a total distribution of the value of their vested accounts from the PSIP at the time of retirement, death, disability or termination of employment. In general, benefit payments are made in a lump sum cash amount. Former employees may remain participants in the Plan.
     Transfers from Other Qualified Plan – In fiscal 2005, the net assets of the Moore Medical 401(k) Plan totaling $10,583,000 were merged into the Plan .
     B Non-Participant Directed Investments
     General – The McKesson Corporation Employer Company Stock Funds (Allocated and Unallocated) (the “Employer Stock Funds”) consist of a leveraged Employee Stock Ownership Plan (“ESOP”). In fiscal year 2006, employer contributions were funded with 908,000 shares from the ESOP. In fiscal 2005, employer contributions were funded with 822,000 shares from the ESOP and $3,064,000 in cash.
     In January 1985, the Company amended the Plan to add a leveraged ESOP for the benefit of persons eligible to participate in the PSIP. In July 1986, the PSIP purchased from the Company 2,000,000 shares of Company common stock, par value $0.01, for $30,250,000, originally financed by a ten-year term loan from a bank, guaranteed by the Company. Additionally, in connection with a fiscal 1995 transaction involving a reorganization and a sale of a business unit of the Company (the “PCS Transaction”), the ESOP purchased 1,087,754 additional common shares in fiscal 1996. In fiscal 1997, the Company extended the existing term of the outstanding loan balance from its original maturity to fiscal 2005. The loan was paid in full on August 29, 2004.
     In June 1989, the Company amended the Plan to add an additional leveraged ESOP. In June 1989, the Plan purchased from the Company 2,849,003 shares of McKesson Corporation Series B ESOP Convertible Preferred Stock ($43.875 stated value) for $125,000,000, financed by a twenty-year term loan from the Company. During fiscal 1995, in connection with the PCS Transaction,

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2006 AND 2005
all shares of Series B ESOP Convertible Preferred Stock held by the Plan were converted into 5,440,914 shares of Company common stock. In fiscal 1996, in connection with the PCS Transaction, the ESOP purchased 6,259,080 additional shares of Company common stock.
     Employer Matching Contributions and Participants Accounts – Effective the last business day of each month throughout the fiscal year, participant accounts are credited with matching Company contributions, in the form of the Company’s common stock based on a percentage of the participants’ basic contributions. In fiscal 2005, employees were eligible for matching Company contributions of up to 3.6% of their eligible compensation. Effective April 1, 2005, the Plan provides for Company matching contributions to all participants who make elective deferrals in an amount equal to 100% of the employee’s deferral for the first 3% of pay deferred, and 50% of the employee’s deferral for the next 2% of pay deferred. An additional annual matching contribution may be granted at the discretion of the Company. For the plan year ended March 31, 2006, an additional match of $0.037 for every dollar contributed, up to the first 5% of pay contributed, was allocated to eligible plan participants.
     The Internal Revenue Code requires that shares be released for employer contributions according to a formula based on debt service payments. In fiscal 2007, the Company identified certain errors in calculating the number of shares to be released which resulted in an over release for fiscal 2006. To correct this error, the Company intends, subject to the board of directors’ approval, to contribute 26,000 additional shares to the Plan in fiscal 2007.
     Employer Contributions – Dividends on unallocated shares of Company common stock are used to pay the obligations under the ESOP loans. Under the terms of the loan agreements, the Company is required to make cash contributions to the extent that the dividends are not sufficient to service the debt. To pay down such debt obligations, cash contributions amounted to $14,261,000 and $20,834,000 in the years ended March 31, 2006 and 2005.
     Vesting – Employer contributions made on or after April 1, 2005, are 100% vested immediately. Employer contributions made before April 1, 2005 vest over five years of service (20% annually over five years). Generally, 100% vesting is provided upon retirement, disability, death, termination of the Plan, or a substantial reduction in work force initiated by the Company for affected participants. Dividends automatically reinvested in McKesson common stock on and after January 1, 2003 are also 100% vested at all times.
     Forfeitures – A rehired employee who has met certain levels of service prior to termination may be entitled to have forfeited interests in the PSIP reinstated. Each plan year, forfeited interests are used to reinstate previously forfeited amounts of rehired employees and to pay other Plan expenses as appropriate. Forfeitures for the years ended March 31, 2006 and 2005 were $1,272,000 and $1,289,000.
     Diversification of Stock Fund – Effective April 1, 2005, participants may transfer Company contributions to other investment funds as soon as they are made. In addition, participants may diversify past Company contributions without restrictions. Prior to April 1, 2005, participants who completed five years of service could elect to transfer 50% of the Company contribution that was invested in the McKesson Corporation Employer Company Stock Fund (Allocated) to one or more of the other investment funds offered. After ten years of service, participants could elect to transfer up to 75% of the portion of their account representing the Company contributions. Participants who reached age 50 and completed five years of service were allowed to transfer up to 100% of their balance related to the Company contributions, in one percent increments or in whole dollars.
     Payment of Benefits – Distributions are made only upon participant retirement, death (in which case, payment shall be made to the participant’s beneficiary), or other termination of employment with the Company. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2006 AND 2005
     McKesson Corporation Employer Company Stock Funds (Allocated and Unallocated) – The following ESOP information regarding the shares of McKesson Corporation common stock held is as of March 31 (in thousands):

	2006			2005
	Number of		Fair Value of	Number of		Fair Value of
	Shares	Cost Basis	Shares	Shares	Cost Basis	Shares

Allocated	8,397	$242,395	$437,711	8,903	$236,838	$336,090
Unallocated	1,837	34,606	95,754	2,745	51,719	103,631

Total	10,234	$277,001	$533,465	11,648	$288,557	$439,721

     The per share fair market value of McKesson Corporation common stock at March 31, 2006 and 2005 was $52.13 and $37.75.
     The following is a reconciliation of the allocated and unallocated net assets of the Non-Participant Directed Investments at fair value for the years ended March 31 (in thousands):

	2006			2005
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

Net Assets (beginning of year)	$340,007	$66,422	$406,429	$285,758	$53,457	$339,215
Net appreciation	122,410	34,332	156,742	70,292	19,595	89,887
Dividends and interest	2,737	547	3,284	2,359	813	3,172
Employer contributions		14,261	14,261		23,899	23,899
Benefits paid to participants	(26,923)		(26,923)	(20,530)		(20,530)
Interest expense		(2,850)	(2,850)		(4,896)	(4,896)
Allocation of 822 shares, at market				26,446	(26,446)	—
Allocation of 908 shares, at market	42,213	(42,213)	—
Transfers	(40,144)		(40,144)	(24,318)		(24,318)

Net Assets (end of year)	$440,300	$70,499	$510,799	$340,007	$66,422	$406,429

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Accounting – The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.
     Cash Equivalents – The Plan considers all highly liquid debt instruments with remaining maturities of less than three months at the date of purchase to be cash equivalents.
     Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.
     Risk and Uncertainties – The Plan utilizes various investment instruments, including mutual funds, common collective trusts, separately managed accounts and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
     Investment Valuation and Income Recognition – Investments in mutual funds are stated at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the brokerage link are stated at quoted market prices. Investments in common collective trusts are stated at quoted redemption values. Interests in separately managed funds are valued based on the underlying net assets. Funds held in insurance companies are stated at contract value (or cost) plus accrued interest. Contract value represents contributions made under the contracts, plus earnings, less participant

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2006 AND 2005
withdrawals and administrative expenses. Participant loans are valued at the outstanding loan balance. Shares of McKesson Corporation common stock are valued at quoted market prices on March 31, 2006 and 2005. Certain administrative expenses are allocated to the individual funds based upon daily balances invested in each fund and are reflected as a reduction of net appreciation in fair market value of investments and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments. All other activity is recorded in the Plan based on the elections of the individual participants in the Plan. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
     Administrative Fees – Administrative fees of the Plan are paid by either McKesson or the Plan, as provided by the Plan document.
     Benefits – Benefits are recorded when paid.
3. INVESTMENTS
     The recorded values of individual investments that represent 5% or more of the Plan’s net assets at March 31 were as follows (in thousands):

	2006	2005

McKesson Corporation Employer (Allocated and Unallocated) * and Employee Company Stock Funds	$586,718	$476,075
SSgA S&P 500 Index	159,392	155,948
Dodge & Cox Large Cap Value Fund	123,576	114,841
Standish Mellon StableValue Fund	113,602	111,371

*	Non-Participant Directed
     The Standish Mellon Stable Value Fund contains benefit-responsive guaranteed investment contracts with several insurance companies carried at contract value plus accrued interest totaling $10,210,000 at March 31, 2006. The guaranteed rates range from 3.63% to 5.66% and the contracts mature at various dates through April 2008. The Standish Mellon Stable Value Fund also includes synthetic investment contracts that are benefit-responsive and are carried at contract value plus accrued interest totaling $96,578,000 at March 31, 2006. There are no reserves against these contract values for credit risk of the contract issuer or otherwise. Certain of the contracts contain limitations on contract value guarantees for liquidation other than to pay benefits. The contracts mature at various dates through November 2011. The Plan’s investment guidelines require these contracts to be with companies rated AA- or better, with no more than 10% of the pool invested with one traditional Guaranteed Income Contract issuer and no more than 40% invested with any one synthetic wrap provider.
     During fiscal 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

	2006	2005

Common collective trusts	$20,862	$11,774
Mutual funds	49,259	13,458
Separately Managed Accounts	21,999	12,423
McKesson Corporation Common Stock:
Employer Company Stock Fund (Allocated and Unallocated)*	156,742	89,887
Employee Company Stock Fund	14,183	7,917

Total	$263,045	$135,459

*	Non-Participant Directed

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2006 AND 2005
4. LINE OF CREDIT
     In fiscal 1998, the Plan obtained a $35 million line of credit with ABN AMRO Bank N.V. in order to refinance a portion of the principal payable under the ESOP loans and reduce the number of shares that would be released to fund the employee benefits. In fiscal 2006 and 2005, the Plan released only the shares required to fund the annual ESOP benefits. The line of credit bears interest at London Interbank Offered Rate (“LIBOR”) multiplied by the applicable LIBOR adjustment. The line of credit matures on June 1, 2009. On March 31, 2006 and 2005, interest rates were 4.28% and 2.50% on the outstanding balance totaling $3,600,000. At March 31, 2006 and 2005, the line of credit was collateralized by 225,874 unallocated shares of McKesson Corporation common stock.
5. ESOP PROMISSORY NOTES PAYABLE
     The ESOP promissory note supporting the July 1986 stock purchase was payable to a bank in increasing annual installments (ranging from 2% to 3% of original principal) over an 18-year term that ended in fiscal 2005 (see Note 1, B). The interest rate was LIBOR plus 0.4%, with an option to the Plan to fix the LIBOR rate for a period ranging from 1 month to 1 year. The note was paid in full in August 2004 and all shares of McKesson common stock were released for employer contributions.
     The ESOP promissory note supporting the June 1989 stock purchase is payable to the Company in annual installments plus interest at 8.6% over a twenty-year term ending in fiscal 2010. On March 31, 2006, the outstanding balance of the note was $20,983,000 ($32,544,000 at March 31, 2005). This note is collateralized by 1,610,955 unallocated shares of McKesson Corporation common stock (2,519,312 at March 31, 2005). In July 2005 and April 2004, additional principal payments of $6,000,000 and $9,000,000 were made to enable the release of additional shares for employer contributions, and each of the scheduled subsequent loan repayment installments was reduced. Future minimum principal payments required on this note (including a $5,000,000 additional payment in July 2006) are as follows (in thousands):

Fiscal year	Amount

2007	$9,630
2008	4,257
2009	4,630
2010	2,466

Total	$20,983

6. FEDERAL INCOME TAX STATUS
     The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated January 21, 2004, that the Plan is qualified and the trust established under the Plan is tax-exempt, in accordance with the applicable sections of the Internal Revenue Code. This was in response to the Plan’s sponsor’s request for an updated determination letter to incorporate certain regulatory changes to the Plan as required by the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the IRS Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000 (collectively referred to as “GUST”). The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore no provision for income taxes has been included in the Plan’s financial statements.
     During fiscal year 2002, the Department of Labor (the “DOL”) initiated a review of the Plan’s operations. The DOL has not issued any report on its findings. The Plan’s Sponsor is cooperating with the DOL and will address matters, if any, requiring corrective action.
7. PLAN TERMINATION
     The Company’s Board of Directors reserves the right to terminate the Plan. If termination should occur, all participant accounts will immediately vest and each account would receive a distribution equal to the vested account balance. In addition, the unallocated common stock would be liquidated to repay the ESOP promissory notes payable. If the stock liquidation is insufficient to satisfy the notes payable, the Company is obligated to fund the difference.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2006 AND 2005
8. PENDING LITIGATION
     The Plan’s report on Form 11-K for the year ended March 31, 2005, included a description of an action in the United States District Court for the Northern District of California captioned In re McKesson HBOC, Inc. ERISA Litigation (N.D. Cal. C-00-20030 RMW) (the “ERISA Action”). The ERISA Action was brought on behalf of two putative classes: an “HBOC Sub-Class,” and a “McKesson Sub-Class.” The HBOC Sub-Class included “all participants in the former HBO & Company Profit-Sharing and Savings Plan (the “HBOC Plan”) and their beneficiaries in the period from March 31, 1996 to April 1, 1999 (the date of the merger of the HBOC Plan into the Plan), for whose benefit the HBOC Plan held and acquired HBO & Company (“HBOC”) stock (and, after January 12, 1999, McKesson stock).” The McKesson Sub-Class included “all participants in the Plan (excluding employees of HBOC who became participants in the Plan by virtue of the merger of the HBOC Plan into the Plan on or about April 1, 1999) whose accounts were invested in McKesson stock at any time, who maintained an account balance under the Plan as of April 27, 1999, which included McKesson stock, and who had not received a distribution from the Plan as of April 27, 1999.”
     Plaintiffs’ Consolidated Amended Complaint (the “CAC”), filed December 31, 2002, named as defendants HBOC, the HBOC Administrative Committee, certain members of the HBOC Administrative Committee, certain former officers, directors or employees of HBOC, the HBOC Board of Directors, the Company, certain current or former officers or directors of the Company and the Plan (as a nominal defendant only), and contained thirteen causes of action, referred to as “Counts.” Counts one through six were asserted on behalf of the HBOC Plan for the benefit of the HBOC Sub-Class and alleged that HBOC or alleged fiduciaries of the HBOC Plan breached their fiduciary duties and engaged in transactions prohibited by ERISA. Counts seven through thirteen were asserted on behalf of the Plan for the benefit of the McKesson Sub-Class and alleged that McKesson or alleged fiduciaries of the Plan breached their fiduciary duties by, among other things, (i) failing to adequately investigate the potential effects of the January 12, 1999, merger transaction with HBOC (the “Merger”) on the Plan, (ii) failing to adequately determine whether the Plan’s heavy concentration in McKesson stock was appropriate in light of the Merger, (iii) failing to diversify the Plan’s holding of McKesson stock in light of the Merger, (iv) placing themselves in a conflicted position which prevented them from acting with complete loyalty to the Plan, (v) failing to diversify the Plan’s McKesson stock in light of the Company’s announcement on April 28, 1999, that certain software sales transactions at its Information Technology Business Unit were improperly recorded as revenue because they were subject to contingencies and were reversed, and (vi) failing to contribute cash, as opposed to Company stock, to the Plan in the Company’s annual contribution for the Plan year ended March 31, 1999.
     On May 6, 2005, the Company reached an agreement to settle all claims for the benefit of the HBOC Sub-Class for approximately $18.2 million, in exchange for releases in favor of all defendants, including releases of claims the HBOC Sub-Class might have under ERISA, the federal securities laws, or which relate to the holding, voting or acquisition of McKesson or HBOC securities. The Court granted final approval to that settlement on September 9, 2005, holding that it was fair, adequate and reasonable to the HBOC Sub-Class. In November 2005, the Plan received the ERISA Action settlement for the HBOC Sub-Class, less attorneys’ fees, totaling $13,654,000.
     Also on September 9, 2005, the Court granted that portion of the Company’s previously-reported motion to dismiss, which related to the claims by the Plan for the benefit of the McKesson Sub-Class. The Court dismissed with prejudice all counts asserted for the benefit of the McKesson Sub-Class against the alleged fiduciaries of the Plan, including the Company, except the Court did not dismiss a portion of one of Plaintiffs’ counts that alleged the Company breached its fiduciary duties under ERISA to the Plan participants by contributing Company stock, as opposed to cash, to the Plan in the Company’s annual contribution for the Plan fiscal year ended March 31, 1999.
     In March of 2006, the Company reached an agreement to settle that portion of the ERISA Action that purports to assert claims on behalf of the McKesson Sub-Class for $18.5 million, plus certain accrued interest, minus certain costs and expenses such as plaintiffs’ attorneys fees. The Court granted final approval to that settlement on September 1, 2006, holding that it was fair, adequate and reasonable to the McKesson Sub-Class. That settlement accomplishes the release of all remaining claims against all defendants in the ERISA Action.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONCLUDED)
YEARS ENDED MARCH 31, 2006 AND 2005
9. RELATED-PARTY TRANSACTIONS
     At March 31, 2006 and 2005, the Plan held approximately 11,243,000 and 12,603,000 common shares of McKesson Corporation, the Plan’s sponsor. The shares are held within the McKesson Corporation Employer and Employee Stock Funds and the Leveraged ESOP. At March 31, 2006 and 2005, the Employer Stock Funds held approximately 8,397,000 and 8,903,000 common shares and the Leveraged ESOP held 1,837,000 and 2,745,000 common shares as collateral for the ESOP loans. At March 31, 2006 and 2005, the Employee Stock Fund held approximately 1,009,000 and 955,000 shares.
     McKesson Corporation declared dividends of $0.24 per share for both fiscal 2006 and 2005. During the years ended March 31, 2006 and 2005, the Employer Stock Funds recorded dividend income from McKesson Corporation common shares of approximately $3,156,000 and $3,172,000. During each of the years ended March 31, 2006 and 2005, the Employee Company Stock Fund recorded dividend income from McKesson Corporation common shares of approximately $238,000 and $246,000.
     Certain investment options are managed by Fidelity, which also serves as the Plan’s record-keeper and trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees for investment management services are allocated to the participants with balances in those funds.
10. SUBSEQUENT EVENTS:
     In April 2006, changes to plan investment options were made. The Plan’s Mutual Fund Window offering was updated to mirror Fidelity’s Mutual Fund Window offering. Furthermore, Fidelity Magellan Fund was moved out of the core investment options group and into the Mutual Fund Window.
     In July 2006, the net assets from the D&K Healthcare Resources, Inc. Profit Sharing Plan and Trust totaling $14,242,000 were merged into the Plan.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2006

Investment/Fund Name	Cost Basis	Shares/Units	Fair Value

BROKERAGELINK	$10,008,665	16,473,739	$11,339,981
SSGA BOND INDEX	12,532,666	1,003,114	16,350,755
SSGA BALANCED	37,744,489	3,792,888	44,604,365
WELLNGTON MGMT SMCAP	23,962,376	2,167,407	39,076,189
SSGA S&P 500 INDEX	106,978,131	8,153,057	159,392,265
DODGE & COX LARGE CAP VALUE FUND	77,005,521	6,827,415	123,576,219
PIMCO TOT RETURN ADM	5,760,616	539,925	5,577,428
TMPL FOREIGN SM CO A	387,449	20,712	464,353
ABF BALANCED PA	806,499	60,785	844,302
ABF LARGE CAP VAL PA	2,295,962	120,395	2,511,446
ABF INTL EQUITY PA	201,473	10,349	232,343
ABF SH TERM BOND PA	97,299	10,603	92,456
MUTUAL DISCOVERY A	1,069,932	47,098	1,347,008
BARON GROWTH	9,539,633	233,400	11,786,683
BARON ASSET FUND	794,704	14,374	884,588
MSI US LG CAP GRTH B	113,128	6,949	134,116
CALV NEWVIS SM CP A	38,989	2,206	39,523
CALVERT SIF BALNCD A	42,434	1,612	46,803
CALVERT SIF:EQUITY A	21	1	21
CALVERT CAP ACC A	36,578	1,653	43,051
CALVERT INTL EQTY A	24,358	1,308	30,012
FMA SMALL COMPANY IS	391,690	19,717	441,063
FPA CRESCENT	3,505,357	156,777	4,149,900
RHJ MICRO CAP	1,647,295	82,202	1,745,979
LOOMIS SM CAP VAL R	168,367	6,341	178,932
OLDMUT EMRG GROWTH Z	140,046	11,270	178,397
ARIEL FUND	5,762,070	122,793	6,646,786
ARIEL APPRECIATION	3,804,985	90,519	4,307,821
LB CORE BOND NB INV	308,917	29,967	290,378
ALGER CAP APPREC I	444,568	37,846	568,449
ALGER MIDCAP GRTH I	2,240,790	145,855	2,642,885
ALGER SMALL CAP I	456,642	25,827	612,874
FKLN SMMIDCAP GRTH A	525,761	17,458	707,752
DREY FNDRS BALNCED F	73,694	9,103	80,654
DREY FNDRS EQ GRTH F	75,293	16,165	87,779
DREY FNDRS GROWTH F	93,068	9,483	109,056
DREY FNDRS MC GRTH F	205,699	52,039	284,132
DREY FNDRS WW GRTH F	20,526	1,614	24,759
OLDMUT GROWTH Z	154,573	8,202	190,373
AIM DYNAMICS INV	166,423	11,696	236,139
AIM SM CO GRTH INV	156,627	12,597	188,068
TEMPLETON FOREIGN A	5,880,052	554,679	7,488,172
JANUS FLEXIBLE BOND	1,234,296	128,477	1,196,122
DREY FNDRS DISCVRY F	234,794	9,192	295,433
MSI INTL MAGNUM B	21,115	1,856	26,096
MUTUAL SHARES CL A	1,460,990	65,673	1,662,179
MANAGERS SPECIAL EQ	44,979	497	47,580
MSI GLOBAL VAL EQ B	36,482	2,321	43,004
MSIFT BALANCED ADV	36,086	3,284	40,656
MSIFT CP FX INC ADV	424,085	36,649	418,167
MSIFT HIGH YIELD ADV	18,182	3,433	18,196
MSIFT MIDCAP GTH ADV	416,513	21,721	574,085
MSIFT VALUE ADVISER	281,794	17,944	315,453
MSI SM CO GROWTH B	167,990	14,467	200,217

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2006

Investment/Fund Name	Cost Basis	Shares/Units	Fair Value

MSI ACTIVE INTL B	50,330	4,682	64,664
MSI EMERGING MKTS B	547,241	24,683	706,927
NB FOCUS TRUST	163,605	6,482	170,081
NB GENESIS — TR CL	6,838,434	166,535	8,609,839
NB MANHATTAN TRUST	61,654	6,312	85,021
NB PARTNERS TRUST	845,435	39,585	898,982
NB SOCIALLY RESP TR	318,137	21,916	355,704
OAKMARK FUND I	591,786	14,377	610,143
ALLNZ CCM CAP AP ADM	369,712	23,181	476,823
ALLNZ CCM MID CP ADM	451,030	20,224	583,454
PIM GLBBND AD UNHDGD	534,973	53,362	506,942
PIMCO HIGH YIELD ADM	1,366,184	140,808	1,375,693
PIMCO LOW DUR ADM	389,134	38,256	378,735
PIMCO LT US GOVT ADM	1,099,716	100,542	1,053,679
WFA ULTRA ST INC INV	111,497	12,080	110,168
WFA SHRTTERM BND INV	106,559	11,904	101,068
WFA DISCOVERY INV	402,953	20,192	455,536
WFA GROWTH INV	342,530	19,576	450,842
WFA COMMON STOCK Z	255,765	11,973	281,843
WFA OPPORTUNITY INV	558,165	14,110	664,581
WFA LG CAP GRTH INV	180,037	8,432	212,570
WFA GOVT SECURTY INV	726,666	67,056	688,670
TEMPLETON DEV MKTS A	1,255,251	63,876	1,655,024
TEMPLETON GROWTH A	2,049,378	96,363	2,332,957
TMPL GLOBAL BOND A	1,613,849	156,326	1,647,677
TEMPLETON WORLD A	1,225,799	72,657	1,359,414
USAA CORNERSTONE	172,546	6,708	180,171
USAA GNMA TRUST	197,373	19,898	188,235
USAA INCOME FUND	1,027,100	83,252	998,186
USAA INCOME STOCK	307,243	19,283	307,367
USAA INTERNATIONAL	152,170	7,250	185,819
USAA GROWTH FUND	104,708	8,093	125,679
USAA EMERGING MKTS	210,739	23,257	408,162
AIM CONSTELLATION A	21,716	945	24,796
CS CAP APPREC COM	92,400	5,472	96,695
CS MID CAP GRTH COM	89,984	3,727	131,380
RS EMERGING GROWTH	38,171	1,275	46,226
ARTISAN INTL	710,668	29,590	828,528
MSI INTL EQUITY B	43,374	2,070	44,812
NB GUARDIAN TRUST	28,837	2,409	35,004
DWS INTERNATIONAL S	51,521	1,079	60,311
DOMINI SOCIAL EQUITY	163,395	5,904	182,552
DWS GLOBAL OPPS S	71,776	1,884	82,127
AM CENT ULTRA INV	37,101	1,276	38,503
TCW SM CAP GRTH N	37,464	2,253	44,812
TCW AGGR GRTH EQ N	2,408	198	2,771
MSI LGCP REL VAL B	31,726	2,827	32,254
AIM GBL AGGR GRTH A	27,382	1,393	33,632
MANAGERS BOND FUND	380,588	15,630	373,255
MANAGERS CAP APPREC	84	3	92
MANAGERS VALUE	22,312	749	21,939
RS SMALLER CO GROWTH	74,048	3,399	79,169
TCW SELECT EQUITY N	240,783	12,869	250,815
CS LARGE CAP VALUE A	26,307	1,334	26,520
AIM BASIC VALUE A	12,245	376	13,508

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2006

Investment/Fund Name	Cost Basis	Shares/Units	Fair Value

GRTMORE MDCPGR LDR A	21,758	1,612	24,473
GARTMORE VAL OPPS A	3,535	240	3,735
LM VALUE TRUST FI CL	457,929	6,630	497,708
ARTISAN MID CAP INV	311,334	10,409	345,682
CS SMALL CAP VAL COM	831,875	38,992	935,806
OAKMARK EQ & INC I	1,087,292	44,894	1,143,900
ROYCE LOW PR STK SER	504,205	31,732	570,215
VK GROWTH & INCOME A	769,777	36,984	767,410
DWS/D HIGH RTN EQ A	613,399	13,908	646,708
AIM MIDCAP CORE EQ A	95,799	3,246	97,355
WEST ASSET CORE FI	27,764	2,444	27,011
MFS INST LG CAP GRTH	2,807,430	483,250	3,189,449
ALLNZ NFJ SMCPVAL AD	1,088,100	35,622	1,125,997
LD ABBETT MIDCPVAL P	469,227	21,320	469,458
COL/ACORN SELECT Z	858,867	38,916	955,381
COL CONS HIGH YLD Z	11,720	1,367	11,562
CRM MID CAP VAL INV	491,424	18,503	532,320
ABF SM CAP VAL PA	675,040	33,565	732,061
AM CEN LG CO VAL INV	20,662	3,198	21,490
STANDISH MELLON STABLEVALUE FUND	113,601,904	112,980,805	113,601,904
* MCKESSON EE STK FUND	34,896,711	1,496,233	53,253,828
* MCKESSON ER STK FUND (allocated)	242,395,167	8,396,522	437,710,708
* MCKESSON ER STK FUND (unallocated)	34,605,858	1,836,829	95,753,896
* FID FIDELITY	1,121,375	40,033	1,337,097
* FID PURITAN	2,250,548	123,647	2,393,797
* FID TREND	172,640	3,448	206,563
* FID SEL COMPUTERS	635	17	637
* FID SEL ELECTRONICS	50,364	1,076	49,838
* FID SEL FOOD & AG	34,006	667	35,440
* FID VALUE STRATEGIES	97,935	2,880	95,774
* FID GINNIE MAE	1,854,498	167,686	1,790,887
* FIDELITY MAGELLAN	57,365,145	531,687	59,974,295
* FID CONTRAFUND	5,302,537	86,249	5,738,999
* FID EQUITY INCOME	2,752,208	55,300	3,024,378
* FID GROWTH COMPANY	3,103,538	59,255	4,028,775
* FIDELITY INVST GR BD	907,382	121,536	883,565
* FID GROWTH & INCOME	49,821,385	1,281,881	45,865,718
* FID SEL SOFTWARE	38,754	758	42,884
* FID INTERMED BOND	6,594,116	639,271	6,494,992
* FID SEL AIR TRANSPRT	10,889	289	13,277
* FID CAPITAL & INCOME	2,642,678	321,873	2,748,797
* FID VALUE	8,127,083	121,078	9,795,184
* FID MORTGAGE SEC	162,759	14,609	159,535
* FID SEL GOLD	739,092	22,013	858,280
* FID SEL BIOTECH	396,386	6,460	429,597
* FID SEL ENERGY SVCS	2,566,266	38,132	2,817,179
* FID SEL INSURANCE	65,184	1,004	68,646
* FID SEL RETAILING	11,444	221	11,563
* FIDELITY US GOVT RES	1,896,807	1,896,807	1,896,807
* FIDELITY GOVT INCOME	1,098,402	107,121	1,065,854
* FIDELITY CASH RESRVE	6,521,516	6,521,516	6,521,516
* FID SEL ENERGY	3,958,631	91,261	4,766,545
* FID SEL LEISURE	31,062	409	35,272
* FID SEL HEALTHCARE	657,725	4,801	665,282
* FID SEL TECHNOLOGY	314,056	4,958	330,603

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2006

Investment/Fund Name	Cost Basis	Shares/Units	Fair Value

* FID SEL UTILITIES GR	76,288	1,785	83,448
* FID SEL FINANCIAL	119,041	1,019	123,057
* FID SEL DEFENSE	976,941	13,401	1,109,615
* FID SEL BROKERAGE	651,629	9,119	704,108
* FID SEL CHEMICAL	162,185	2,405	170,589
* FID INDEPENDENCE	270,366	16,009	339,390
* FID OTC PORTFOLIO	234,269	7,386	295,442
* FID OVERSEAS	570,158	15,975	714,544
* FID SEL TELECOMM	16,370	389	17,246
* FID SEL HOME FINANCE	17,819	325	16,924
* FID LEVERAGED CO STK	2,621,210	106,462	3,038,437
* FID EUROPE	826,808	25,885	1,033,599
* FID PACIFIC BASIN	517,561	22,735	633,621
* FID REAL ESTATE INVS	7,759,496	287,998	10,180,722
* FID BALANCED	8,740,599	511,586	10,027,086
* FID INTL DISCOVERY	4,013,134	154,573	5,371,424
* FID CAP APPRECIATION	3,629,446	146,099	3,991,416
* FID CONVERTIBLE SEC	885,892	43,293	1,039,034
* FID CANADA	5,381,859	148,394	6,827,628
* FIDELITY UTILITIES	429,655	33,396	523,315
* FID BLUE CHIP GROWTH	29,223,520	660,514	29,174,886
* FID ASSET MANAGER	8,121,983	503,429	8,306,571
* FID DISCIPLINED EQTY	424,851	16,426	476,179
* FIDELITY LOW PR STK	14,147,470	410,294	18,200,624
* FID WORLDWIDE	210,002	12,095	250,132
* FID EQUITY INCOME II	15,185,205	667,933	15,830,005
* FID STOCK SELECTOR	63,286	2,832	73,732
* FID ASSET MGR GRTH	580,062	40,874	640,092
* FIDELITY EMERG MRKTS	2,570,873	152,828	3,224,676
* FIDELITY AGGR GROWTH	1,693,075	106,879	2,023,217
* FID DIVERSIFIED INTL	30,273,240	1,111,757	39,667,497
* FID ASSET MGR INCOME	558,093	45,301	592,081
* FID DIVIDEND GROWTH	5,270,886	195,718	5,902,870
* FID NEW MARKETS INC	4,116,958	295,126	4,326,554
* FID EXP & MULTINATL	2,964,015	151,276	3,317,478
* FID FOCUSED STOCK	323,084	31,853	390,522
* FID GLOBAL BALANCED	344,153	17,209	379,972
* FID AGGRESSIVE INTL	454,565	29,430	526,499
* FID SM CAP INDEPEND	775,255	39,834	903,026
* FID MID CAP STOCK	5,505,808	244,322	7,361,409
* FID LARGE CAP STOCK	495,611	35,666	584,926
* FID DISCOVERY	473,404	46,729	571,497
* FID SMALL CAP STOCK	2,867,568	171,929	3,589,875
* FID EUROPE CAP APP	444,068	22,063	564,590
* FIDELITY NORDIC	390,618	13,929	481,257
* FID ASSET MGR AGGR	537,270	50,766	639,651
* FID LATIN AMERICA	4,845,916	171,447	6,454,985
* FID JAPAN	1,579,360	101,532	1,908,796
* FID SOUTHEAST ASIA	683,720	35,719	836,902
* FID CHINA REGION	1,070,925	63,028	1,312,870
* FID SEL BUS SV & OUT	11,401	767	13,606
* FID SEL MED EQ & SYS	423,791	17,317	423,397
* FID FOUR IN ONE IDX	492,339	20,431	565,334
* FID JAPAN SMALLER CO	1,757,180	125,259	2,037,970
* FID GROWTH & INC II	550,936	59,248	630,399

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2006

Investment/Fund Name	Cost Basis	Shares/Units	Fair Value

* FID STRATEGIC INCOME	1,805,592	172,528	1,799,464
* FID FREEDOM INCOME	249,525	23,035	264,677
* FID FREEDOM 2000	91,442	7,707	95,566
* FID FREEDOM 2010	2,963,816	223,303	3,231,197
* FID FREEDOM 2020	4,765,408	352,946	5,424,773
* FID FREEDOM 2030	2,315,043	169,050	2,674,372
* FID SM CAP RTMT	830,224	59,290	1,058,918
SPTN TOTAL MKT INDEX	2,830,657	89,358	3,266,038
SPTN EXTND MKT INDEX	632,093	20,682	787,166
SPARTAN INTL INDEX	911,849	27,949	1,090,006
* FID SHORT TERM BOND	946,762	106,134	936,101
* FID INTM GOVT INCOME	298,237	29,397	291,327
* FID HIGH INCOME	927,042	105,784	939,358
* FID FIFTY	1,349,326	68,792	1,671,650
* FID SEL AUTOMOTIVE	402	12	422
* FID SEL MULTIMEDIA	868	18	893
* FID SEL MEDICAL DEL	2,070,242	41,073	2,247,490
* FID SEL PAPER&FOREST	26,536	930	29,743
* FID SEL BANKING	105,951	2,885	106,436
* FID SEL INDUST MATER	12,261	276	13,397
* FID SEL INDUST EQUIP	32,080	1,135	34,479
* FID SEL CONSTR/HOUSE	346,013	7,566	380,942
* FID SEL TRANSPORT	79,292	1,689	88,243
* FID SEL NATURAL GAS	2,205,878	60,562	2,489,098
* FID SEL NATURAL RES	904,437	38,317	1,057,549
* FID SEL CYCLICAL IND	51,970	2,529	55,458
* FID SEL ENVIRONMENT	30,431	1,824	33,598
* FID SEL CONSUMER IND	5,208	200	5,242
* FID SEL DEVELOP COMM	57,552	2,640	61,218
* FID SEL PHARMACEUTCL	58,154	6,126	64,997
* FIDELITY RETIRE MMKT	11,140,632	11,140,632	11,140,632
* FIDELITY RET GOVT MM	5,532,925	5,532,925	5,532,925
SPARTAN US EQ INDEX	4,268,162	104,963	4,829,365
* FIDELITY US BD INDEX	2,152,404	194,478	2,084,807
* FID INST SH INT GOVT	143,404	15,015	141,743
* FID LARGE CAP VALUE	131,821	10,176	139,214
* FID FREEDOM 2040	1,140,419	136,434	1,272,933
* FID MID CAP VALUE	639,406	42,100	658,017
* FID LARGE CAP GROWTH	459,047	40,916	478,311
* FID MID CAP GROWTH	411,644	30,578	437,884
* FID INFLAT PROT BOND	349,106	31,049	332,530
* FID ULTRASHORT BOND	131,605	13,114	131,405
* FID FLOAT RT HI INC	219,942	22,056	220,119
* FID INTL SMALL CAP	2,259,066	84,821	2,592,129
* FID TOTAL BOND	57,872	5,488	56,471
* FID VALUE DISCOVERY	455,931	29,241	490,369
* FID REAL ESTATE INC	125,253	10,667	125,447
* FID SEL NET & INFSTR	45,692	18,805	52,277
* FID SEL WIRELESS	231,047	35,359	262,720
* FID BLUE CHIP VALUE	61,641	4,662	66,432
* FID NASDAQ COMP INDX	157,933	5,504	173,707
* FID FREEDOM 2005	31,481	2,877	32,911
* FID FREEDOM 2015	934,846	81,062	971,120
* FID FREEDOM 2025	492,550	42,901	537,125
* FID FREEDOM 2035	280,163	23,953	308,754

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2006

Investment/Fund Name	Cost Basis	Shares/Units	Fair Value

* FID STRAT DIV & INC	78,377	6,763	87,104
* FID FOCUSED HIGH INC	2,244	224	2,243
* FID INTL REAL ESTATE	298,806	22,840	336,433
* OUTSTANDING LOAN BALANCE			19,785,551

Total	$1,180,655,411		$1,653,522,651

*	Party-in-interest

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
McKesson Corporation Profit-Sharing Investment Plan

Dated: September 27, 2006	/s/ Jeffrey C. Campbell
Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer

/s/ Paul E. Kirincic
Paul E. Kirincic
Executive Vice President Human Resources